Exhibit 99.1

ASX ANNOUNCEMENT

22 December, 2017

Proposed Share Swap Transaction - Extension of Share Swap Agreement

Reference is made to the announcement of Integrated Media Technology Limited (ASX:ITL; NASDAQ:IMTE) (IMT) dated 22 November 2017 in relation to the conditional Share Swap Agreement involving our controlling shareholder Marvel Finance Limited (MFL). IMT has been notified by MFL that the parties to the Share Swap Agreement have agreed to extend the deadline to 28 February, 2018 for completing the legal and financial due diligence and entering into a definitive agreement.

The Directors of IMT wish to reiterate that as the share swap transaction is subject to various conditions, including entry into a definitive agreement satisfactory to the parties and completion of the legal and financial due diligence, the transaction may or may not proceed.

The Directors (other than Dr. Herbert Ying Chiu Lee) are considering the share swap transaction and make no recommendation at this time. Shareholders will be kept fully informed of further developments as they occur.

Yours sincerely,

/S/ Dr. Man Chung Chan

Dr. Man Chung Chan

Director

For further information on this announcement, please contact:

Mr. George Yatzis

Company Secretary

E: compsec@imtechltd.com

About IMT

Further information on IMT is available at www.imtechltd.com

Level 7, 420 King William Street, Adelaide SA 5000, Australia
T: +61 8 7324 6018 F: +61 8 8312 0248 www.imtechltd.com A.B.N. 98 132 653 948